Creek Road Miners, Inc.

2700 Homestead Road

Park City, UT 84098

June 29, 2022

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ryan Lichtenfels

Re:	Creek Road Miners, Inc.
Registration Statement on Form S-1, as amended
Filed on June 28, 2022
File No. 333-262304

Dear Mr. Lichtenfels:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Creek Road Miners, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Tuesday, July 5, 2022, or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker & McKenzie LLP, by calling Christopher I. Lapp at (312) 772-7036.

Thank you for your assistance with this matter.

Very Truly Yours,

By:	/s/ John D. Maatta
Name:	John D. Maatta
Title:	Co-Chief Executive Officer

cc: Roger Bivans, Baker & McKenzie LLP